================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                     -------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                    FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO 13d-2(a)


                             LCC International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   501810 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Sullivan
                      Chief Financial Officer and Secretary
                               MCI WORLDCOM, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with copies to:

                               P. Bruce Borghardt
                               MCI WORLDCOM, Inc.
                            10777 Sunset Office Drive
                                    Suite 330
                            St. Louis, Missouri 63127
                                 (314) 909-4100



--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:
                         (Continued on following pages)
                              (Page 1 of 13 Pages)

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 2 of 13 Pages
---------------------------                            -------------------------

-------------- -----------------------------------------------------------------

    1            NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              MCI WORLDCOM, Inc. 58-1521612

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [  ]
                                                                   (b) [  ]

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    3             SEC USE ONLY

-------------- -----------------------------------------------------------------

    4              SOURCE OF FUNDS*
                            OO (See Item 3)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    6              CITIZENSHIP OR PLACE OF ORGANIZATION


                              Georgia
-------------- -----------------------------------------------------------------

  NUMBER
 OF SHARES       7     SOLE VOTING POWER

                                 2,841,099 (See Item 5)
-------------- -----------------------------------------------------------------

 BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER
                                      0
-------------- -----------------------------------------------------------------

   EACH
 REPORTING       9     SOLE DISPOSITIVE POWER

                                  2,841,099 (See Item 5)
-------------- -----------------------------------------------------------------

 PERSON WITH    10     SHARED DISPOSITIVE POWER

                                      0
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        2,841,099 shares of Class A Common Stock (See Item 5)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                                 [   ]

-------------- -----------------------------------------------------------------

   13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      28.3%

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   14               TYPE OF REPORTING PERSON*
                                       CO

-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 3 of 13 Pages
---------------------------                            -------------------------

-------------- -----------------------------------------------------------------

    1            NAMES OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        MCI WORLDCOM Network Services, Inc. 13-2745892

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                     (b) [  ]

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    3             SEC USE ONLY

-------------- -----------------------------------------------------------------

    4             SOURCE OF FUNDS*
                               OO (See Item 3)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

    6              CITIZENSHIP OR PLACE OF ORGANIZATION

                              Delaware
-------------- -----------------------------------------------------------------

  NUMBER
 OF SHARES       7     SOLE VOTING POWER

                                 2,841,099 (See Item 5)
-------------- -----------------------------------------------------------------

 BENEFICIALLY
  OWNED BY       8     SHARED VOTING POWER
                                      0
-------------- -----------------------------------------------------------------

   EACH
 REPORTING       9     SOLE DISPOSITIVE POWER

                                  2,841,099 (See Item 5)
-------------- -----------------------------------------------------------------

 PERSON WITH    10     SHARED DISPOSITIVE POWER

                                      0
-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     2,841,099 shares of Class A Common Stock (See Item 5)

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                  [   ]

-------------- -----------------------------------------------------------------

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       28.3%

-------------- -----------------------------------------------------------------
-------------- -----------------------------------------------------------------

   14             TYPE OF REPORTING PERSON*
                                   CO

-------------- -----------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 4 of 13 Pages
---------------------------                            -------------------------


Item 1.  Security and Issuer

         This Statement on Schedule 13D (the "Schedule 13D") relates to shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of LCC International, Inc. ("LCCI" or the "Company"), a Delaware corporation. The principal executive offices of LCCI are located at 7925 Jones Branch Drive, McLean, VA 22102.

Item 2.  Identity and Background

          (a)-(c), (f) The name, state of incorporation and business address of the persons filing this statement (together, the "Reporting Persons") are:

             (1)  MCI WORLDCOM, Inc., a Georgia corporation
                  500 Clinton Center Drive, Clinton, MS 39056, U.S.A.; and

             (2) MCI WORLDCOM Network Services, Inc. (formerly known as MCI Telecommunications Corporation), a Delaware corporation
                  1801 Pennsylvania Avenue, N.W., Washington, D.C. 20549, U.S.A.

         MCI WORLDCOM Network Services, Inc., a Delaware corporation ("MCI" or the "Purchaser"), is a wholly owned subsidiary of MCI WORLDCOM, Inc., a Georgia corporation ("MCI WorldCom"). Together with its subsidiaries, MCI WorldCom is one of the largest telecommunications companies in the United States, serving local, long distance and Internet customers domestically and internationally. MCI WorldCom provides telecommunications services to business, government, telecommunications companies and consumer customers through its networks of primarily fiber optic cables, digital microwave, and fixed and transportable satellite earth stations.

         MCI WorldCom is one of the first major facilities-based telecommunications companies with the capability to provide consumers and businesses with high quality local, long distance, Internet, data and international communications services over its global networks. With service to points throughout the nation and the world, MCI WorldCom provides telecommunications products and services including: switched and dedicated long distance and local products, dedicated and dial-up Internet access, wireless services, 800 services, calling cards, private lines, broadband data services, debit cards, conference calling, messaging and mobility services, advanced billing systems, enhanced fax and data connections, high speed data communications, facilities management, local access to long distance companies, local access to asynchronous transfer mode-based backbone service, Web server hosting and integration services, dial-up networking services and interconnection via Network Access Points to Internet service providers.

         Information relating to the directors and executive officers of the Reporting Persons is contained in Appendix A attached hereto and is incorporated herein by reference.

         (d) and (e) Neither MCI WorldCom nor the Purchaser nor, to the best of their knowledge, any of the persons listed in Appendix A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On July 27, 1999, the Purchaser acquired the Shares of LCCI described herein pursuant to the conversion of the Telcom Ventures, L.L.C. Subordinated Note due 2000, as amended ("Telcom Ventures Subordinated Note"), and the LCC, L.L.C. Subordinated Note due 2000, as amended ("LLC Subordinated Note"). Copies of the Telcom Ventures Subordinated Note and its amendments, and the LCC

---------------------------                            -------------------------
 CUSIP No. 501810 10 5             Schedule 13D            Page 5 of 13 Pages
---------------------------                            -------------------------

Subordinated Note and its amendments, are attached hereto as Exhibits 1.1 through 1.5 and 2.1 through 2.3 respectively to this Schedule 13D and are incorporated herein by reference. A description of the terms and conditions of those notes is contained in Item 6 hereof, which description is incorporated herein by reference.

Item 4.  Purpose of Transaction

         The Reporting Persons acquired the Shares for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of LCCI in the open market or in private transactions, or may dispose of all or a portion of the securities of LCCI that the Reporting Persons own or hereafter may acquire. The Reporting Persons reserve the right to exercise any and all of their respective rights and privileges as securityholders of LCCI. The Reporting Persons, however, have no present plans or proposals that would relate to or result in an extraordinary corporate transaction such as a merger, reorganization or liquidation involving LCCI or any or its subsidiaries or a sale or other transfer of a material amount of assets of LCCI or any of its subsidiaries, any material change in the capitalization or dividend policy of LCCI or any other material change in LCCI's corporate structure or business or the composition of LCCI's Board of Directors or management.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). Under the definition of "beneficial ownership" as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons currently have beneficial ownership of 2,841,099 Shares of LCCI. This amount constitutes approximately 28.3% of the outstanding Shares, based upon a total of 7,205,574 outstanding Shares as of May 11, 1999, as represented by LCCI in LCCI's Form 10-Q for the Quarterly Period Ended March 31, 1999, as adjusted to give effect to the issuance of the shares.

     The Reporting Persons have the sole power to vote and the sole power to dispose such Shares. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owner of any Shares other than those discussed in this paragraph.

          (c) Except as set forth in this Item 5 or Items 4 and 6, to the best knowledge of the Reporting Persons, neither the Reporting Persons nor any directors or executive officers of any of the Reporting Persons and no other person described in Item 2 hereof have, beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Shares.

        (d) No one else will have the right to receive or the power to direct the receipt of dividends from the Shares owned by the Purchaser.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Persons do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company other than as indicated below and elsewhere herein.

         Convertible Subordinated Notes

         In June 1994, LCC, L.L.C. ("LCC") issued to the Purchaser the $20.0 million LCC Subordinated Note in return for cash in that amount. The LCC Subordinated Note bore interest at a rate equal to 6.8%, payable semiannually. The entire principal amount of the LCC Subordinated Note was due in June 2000.

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 6 of 13 Pages
---------------------------                            -------------------------

Upon the occurrence of certain specified events (including, but not limited to, any merger of LCCI with another company or any sale of substantially all of LCCI's assets), the LCC Subordinated Note provided that it would automatically be exchanged for 1,136,440 shares of LCCI's Shares. Additionally, the Purchaser had the right to exchange the LCC Subordinated Note for 1,136,440 Shares: (i) at any time during the 45-day period commencing on each of June 27, 1997, June 27, 1998, and June 27, 1999; and (ii) upon the occurrence of certain other specified events. LCCI had the right to exchange the LCC Subordinated Note for 1,136,440 Shares during the following specified periods: (i) if the Purchaser did not exchange the LCC Subordinate Note during the 45-day period commencing on each of June 27, 1997, June 27, 1998, and June 27, 1999; and (ii) upon the occurrence of certain other specified events.

         In June 1994, Telcom Ventures, L.L.C. issued the $30.0 million Telcom Ventures Subordinated Note to the Purchaser in return for cash in that amount. The Telcom Ventures Subordinated Note bore interest at a rate equal to 6.8%, payable semiannually. The entire principal amount of the Telcom Ventures Subordinated Note was due in June 2000. Upon the occurrence of certain specified events (including, but not limited to, any merger of LCCI with another company or any sale of substantially all of LCCI's assets), the Telcom Ventures Subordinated Note provided that it would automatically be exchanged for 1,704,659 shares of LCCI's Shares. Additionally, the Purchaser had the right to exchange the Telcom Ventures Subordinated Note for 1,704,659 Shares: (i) at any time during the 45-day period commencing on each of June 27, 1997, June 27, 1998, and June 27, 1999; and (ii) upon the occurrence of certain other specified events. Telcom Ventures had the right to exchange the Telcom Ventures Subordinated Note for 1,704,659 Shares during the following periods: (i) if the Purchaser did not exchange the Telcom Ventures Subordinated Note during the 45-day period commencing on each of June 27, 1997, June 27, 1998, and June 27, 1999; and (ii) upon the occurrence of certain other specified events. LCCI fully and unconditionally guaranteed the obligations of Telcom Ventures under the Telcom Ventures Subordinated Note.

         Effective September 27, 1996, in connection with LCCI's initial public offering of Shares, LCCI assumed the $20.0 million LCC Subordinated Note from LCC and the $30.0 million Telcom Ventures Subordinated Note from Telcom Ventures. Due to these assumptions, LCCI had the exclusive right to exercise all LCC's and Telcom Ventures' rights under the LCC Subordinated Note and Telcom Ventures Subordinated Note and became solely responsible for the payment of interest and principal thereunder.

         On October 23, 1997, LCCI contracted with the Purchaser to defer LCCI's option to convert the notes in 1997. As part of the arrangement, interest payable under the notes was reduced from 6.8% to 4.4% per annum.

         On July 27, 1999, the Purchaser exercised its right to exchange the LCC Subordinate Note and the Telcom Ventures Subordinated Note for an aggregate of 2,841,099 Shares.

         Registration Rights

         On July 25, 1996, LCCI and the Purchaser entered into a registration rights agreement, attached hereto as Exhibit 3.1 and incorporated herein by reference, which relates to the Shares issuable upon conversion of the LCC Subordinated Note and the Telcom Ventures Subordinated Note. The Purchaser has certain "demand" rights to require LCCI to register its Shares for sale and may register shares on a "piggyback" basis in connection with most registered public offerings of securities of LCCI. The Purchaser is entitled to registration rights that would, among other things, permit it to submit three demand registration requests to LCCI. Generally, LCCI is required to use "best efforts" to file a registration statement with the Securities and Exchange Commission within 90 days of receiving such a request. Once a year, however, LCCI may defer a registration request from the Purchaser for a period of up to 90 days if the

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 7 of 13 Pages
---------------------------                            -------------------------

Board of Directors makes a good faith determination that it would be "seriously detrimental" to LCCI to file a registration statement within the time period otherwise required. LCCI will pay all expensies (other than underwriters' discounts and commissions) in connection with such registrations.

                                    * * * * *

         The summary contained in this Schedule 13D of certain provisions of the LCC Subordinated Note, the Telcom Ventures Subordinated Note and the Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as exhibits thereto and incorporated by refernce herein.

Item 7.   Material To Be Filed As Exhibits

Exhibit 1.1 Subordinated Note Due 2000 by Telcom Ventures, L.L.C. payable to MCI Telecommunication Corporation dated June 28, 1994 (incorporated by reference to the Exhibit No. 10.9 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 1.2 Amendment dated July 25, 1996, to Subordinated Note Due 2000 by Telcom Ventures, L.L.C. (incorporated by reference to the Exhibit No. 10.37 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 1.3 Second Amendment dated September 27, 1996 to Subordinated Note Due 2000 by Telcom Ventures, L.L.C. (incorporated by reference to the Exhibit No. 10.52 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 1.4 Third Amendment to Subordinated Note Due 2000 by Telcom Ventures, L.L.C. (incorporated by reference to the Exhibit No.
                10.53 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 1.5 Fourth Amendment dated October 23, 1997 of Subordinated Note Due 2000 by Telcom Ventures, L.L.C.(incorporated by reference to the Exhibit No. 2.2 to LCCI's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on October 27, 1997 (File No. 0-21213)).

Exhibit 2.1 Subordinated Note Due 2000 by LCC, L.L.C. payable to MCI Telecommunications Corporation dated June 28, 1994 (incorporated by reference to the Exhibit No. 10.10 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 2.2 Amendment dated July 25, 1996, to Subordinated Note Due 2000 by LCC, L.L.C. (incorporated by reference to the Exhibit No. 10.38 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

Exhibit 2.3 Second Amendment dated October 23, 1997, to Subordinated Note Due 2000 by LCC International, Inc. (formerly LCC, L.L.C.) and Amendment to Registration Rights Agreement (incorporated by reference to the Exhibit No. 2.1 to LCCI's Current Report on Form 8-K which was filed with the Securities and Exchange Commission on October 27, 1997 (File No. 0-21213)).

Exhibit 3.1 Registration Rights Agreement dated July 25, 1996 among LCC International, Inc., RF Investors, L.L.C. and MCI Telecommunications Corporation (incorporated by reference to the Exhibit No. 10.31 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 8 of 13 Pages
---------------------------                            -------------------------

Exhibit 4.1 Amended and Restated Securityholders Agreement among Telcom Ventures, L.L.C., LCC, Incorporated, TC Group, L.L.C., LCC, L.L.C. and MCI Telecommunications Corporation dated July 25, 1996 (incorporated by reference to the Exhibit No. 10.36 on LCCI's Registration Statement on Form S-1 (Registration Number 333-6067)).

                                    SIGNATURE
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 1999

                            MCI WORLDCOM, Inc.

                            By:  /s/ Scott D. Sullivan
                               -------------------------------------------------
                               Name:   Scott D. Sullivan
                               Title:  Chief Financial Officer and Secretary



                            MCI WORLDCOM Network
                            Services, Inc.

                             By:  /s/ Scott D. Sullivan
                                ------------------------------------------------
                                Name:   Scott D. Sullivan
                                Title:  Chief Financial Officer, Treasurer and
                                        Assistant Secretary

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D           Page 9 of 13 Pages
---------------------------                            -------------------------


                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF THE REPORTING PERSONS

                  Directors and Executive Officers of MCI WorldCom. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCI WORLDCOM, Inc. The principal address of MCI WORLDCOM, Inc. and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with MCI WORLDCOM, Inc. References to service with MCI WorldCom prior to September 1993 include service with LDDS Communications, Inc., a Tennessee corporation, which was the accounting, but not the legal, survivor of a three-way merger with Metromedia Communications Corporation and Resurgens Communications Group, Inc.


Name and Current                   Present Principal Occupation or Employment;
Business Address              Material Positions Held During the Past Five Years


CLIFFORD L. ALEXANDER, JR. Mr. Alexander has been a director of MCI Worldcom Alexander & Assocites, Inc. since its merger with MCI Communications
400 C. Street, N.E.            Corporation ("MCI") in September  1998 (the "MCI"
Washington, D.C.  20002        Merger").  He has been  President of  Alexander &
U.S.A.                         Inc.,  management  consultants,  since 1981.  Mr.
                               Alexander is  also a  director  of  Dreyfus   3rd
                               Century Fund, Dreyfus General  Family  of  Funds,
                               Mutual of America Life  Insurance  Company,   Dun
                               & Bradstreet Corporation,  American Home Products
                               Corporation  and  IMS  Health Incorporated.


JAMES C. ALLEN                 Mr.   Allen has been a director  of MCI  WorldCom
3023 Club Drive                since  March  1998.  Mr.  Allen is  currently  an
Destin, FL 32541               investment director and  member  of  the  general
U.S.A.                         partnership  of  Meritage  Private  Equity  Fund,
                               a   venture  capital  fund  specializing  in  the
                               telecommunications  industry.  He is  the  former
                               Vice Chairman and Chief  Executive  Officer and a
                               former director of Brooks Fiber Properties,  Inc.
                               ("BFP", where he served in such  capacities  from
                               1993  under  its  merger  with  MCI  WorldCom  in
                               January 1998.  Mr. Allen served as President  and
                               Chief     Operating     Officer     of     Brooks
                               Telecommunications Corporation, a founder of BFP,
                               from April 1993 until it was  merged  with BFP in
                               January  1996.  Mr. Allen serves as a director of
                               Metronet   Communications   Corp.,   Verio  Inc.,
                               Completel LLC, and David Lipscomb University.


JUDITH AREEN                   Ms.  Areen  has  been a director of MCI  WorldCom
Georgetown University          since the MCI  Merger.  She was a director of MCI
   Law Center                  until the  MCI  Merger.  She  has  been Executive
600 New Jersey Avenue, N.W.    Vice President for Law Center Affairs and Dean of
Washington, D.C.  20001        the Law Center, Georgetown University since 1989.
U.S.A.                         She  has  been  a  Professor  of  Law, Georgetown
                               University, since 1976.

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D          Page 10 of 13 Pages
---------------------------                            -------------------------


CARL J. AYCOCK                 Mr. Aycock has been a director  of  MCI  WorldCom
123 South Railroad Avenue      since 1983. Mr. Aycock served as Secretary of MCI
Brookhaven, MS  39601          WorldCom  from 1987 to 1995 and was the Secretary
U.S.A.                         and   Chief   Financial    Officer    of   Master
                               Corporation, a  motel  management  and  ownership
                               company, from 1989  until  1992.   Subsequent  to
                               1992, Mr. Aycock has been self employed as a financial administrator.

MAX E. BOBBITT                 Mr.  Bobbitt has been a director of MCI  WorldCom
62 Carmel Drive                since  1992.   Mr.  Bobbitt  was  a  director  of
Little Rock, AR 72112          Advanced  Telecommunications Corporation  ("ATC")
U.S.A.                         until its  merger with  MCI  WorldCom in December
                               1992  (the  "ATC  Merger").  He  is  currently  a
                               director  of   Metromedia   China  Corporation, a
                               telecommunications   company.  From   March  1997
                               until  June 1998, Mr. Bobbitt served as President
                               and  Chief Executive Officer of Metromedia  China
                               Corporation.  From   1996  until  February  1997,
                               Mr.   Bobbitt  was  President and Chief Executive
                               Officer  of  Asian  American   Telecommunications
                               Corporation.  Prior    to   1996,   Mr.   Bobbitt
                               held various positions including President and Chief Operating Officer and director of ALLTEL
                               Corporation,  a telecommunications  company, from
                               1970 until January 1995.

BERNARD J. EBBERS              Mr.  Ebbers   has  been   President   and   Chief
                               Executive  Officer of MCI  WorldCom  since  April
                               1985. Mr. Ebbers has served as a director of MCI WorldCom since 1983.

FRANCESCO GALESI               Mr.  Galesi has been a director of  MCI  WorldCom
The Galesi Group               since  1992.  Mr. Galesi was  a  director  of ATC
435 East 52nd Street           until  the ATC Merger. Mr. Galesi is the Chairman
New York, NY  10022            and  Chief Executive Officer of the Galesi Group,
U.S.A.                         which     includes     companies    engaged    in
                               distribution,   manufacturing,  real  estate  and
                               telecommunications.   Mr.   Galesi  serves  as  a
                               director  of   Amnex,  Inc.,  Walden  Residential
                               Properties,   Inc.   and   American  Real  Estate
                               Investment Corporation.

STILES A. KELLETT, JR.         Mr.   Kellett  has   served as a director  of MCI
Kellett Investment             WorldCom   since  1981.   Mr.  Kellett  has  been
Corporation                    Chairman   of   Kellett   Investment  Corporation
200 Galleria Parkway,          since 1995.  From  1978   to  1995,  Mr.  Kellett
Suite 1800                     served as  Chairman of the Board of  Directors of
Atlanta, GA  30339             Convalescent Services,  Inc., a long-term  health
U.S.A.                         care company in Atlanta, Georgia.

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 CUSIP No. 501810 10 5               Schedule 13D         Page 11 of 13 Pages
---------------------------                            -------------------------


GORDON S. MACKLIN               Mr. Macklin has been a director of MCI  WorldCom
8212 Burning Tree Road          since the MCI Merger.  He  was a director of MCI
Bethesda, MD 20817              until the MCI Merger.  Mr. Macklin is  currently
U.S.A.                          a corporate financial  advisor.  From 1993 until
                                1998, Mr. Macklin  served  as  Chairman,   White
                                River   Corporation,   an  information  services
                                company.  Mr. Macklin  is  also  a  director  of
                                Fund American Enterprises Holdings, Inc.; Martek
                                Biosciences    Corporation;   MedImmune,   Inc.;
                                Spacehab, Inc.; Real 3-D; and director,  trustee
                                or managing general partner,  as  the  case  may
                                be, of 49 of the investment  companies  in   the
                                Franklin  Templeton  Group of Fund.  Mr. Macklin
                                was formerly Chairman, Hambrecht and Quist Group
                                director,    H&Q    Healthcare   Investors;  and
                                President, National  Association  of  Securities
                                Dealers, Inc.

JOHN A. PORTER                  Mr.  Porter  has  been   a   director   of   MCI
Integra Funding                 WorldCom   since   1988.  Mr.  Porter  served as
295 Bay Street, Suite 2         Vice Chairman of the Board of MCI WorldCom  from
Easton, MD  21601               September  1993 until MCI WorldCom's merger with
U.S.A.                          MFS  Communications  Company,   Inc.  ("MFS") in
                                December 1996 (the "MFS Merger") and  served  as
                                Chairman  of  the  Board  of   Directors  of MCI
                                WorldCom  from 1988 until September  1993.  From
                                May 1995 to the present,  Mr. Porter  has served
                                as Chairman  of the Board of Directors and Chief
                                Executive    Officer   of   Industrial  Electric
                                Manufacturing,   Inc.,    a    manufacturer   of
                                electrical  power   distribution  products.  Mr.
                                Porter also serves as  Chairman  of  Phillips  &
                                Brooks/Gladwin,   Inc., a   manufacturer  of pay
                                telephone enclosures and  equipment.  Mr. Porter
                                was previously President and sole shareholder of
                                P.M.   Restaurant  Group,  Inc. which filed  for
                                protection   under  Chapter  11  of  the  United
                                States Bankruptcy Code in March 1995. Subsequent
                                to March 1995, Mr. Porter sold all of his shares
                                in  P.M.  Restaurant  Group,  Inc. Mr. Porter is
                                also   a   director   of   Uniroyal   Technology
                                Corporation, XL Connect, Inc. and Inktomi, Inc.

TIMOTHY F. PRICE                Mr.   Price   serves   as  President  and  Chief
MCI WORLDCOM, Inc.              Executive     Officer     of     MCI    WorldCom
1801 Pennsylvania Avenue, N.W.  Communications, a business unit of MCI WorldCom.
Washington, D.C. 20006          He  has  served  as  a  director  since  the MCI
U.S.A.                          Merger.  Mr.  Price  served as a director of MCI
                                until  the  MCI  Merger.  Mr.  Price  served  as
                                President  and  Chief  Operating  Officer of MCI
                                from November 1996 until the MCI Merger.  He has
                                been  President  and Chief  Operating officer of
                                MCI Telecommunications Corporation, a subsidiary
                                of MCI, ("MCIT"), since July 1995.   He  was  an
                                Executive  Vice President and Group President of
                                MCIT, serving as Group  President, Communication
                                Services,  from  December  1994  to  July  1995.
                                He was an Executive Vice President of MCIT, serving as President, Business Markets, from June 1993 to December 994. He was a Senior Vice
                                President of MCIT from  November  1990  to  June
                                1993, serving as President, Business Services, from July 1992 to June 1993 and as Senior Vice
                                President, Consumer Markets, from November 1990 to July 1992.

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D          Page 12 of 13 Pages
---------------------------                            -------------------------

BERT C. ROBERTS, JR.            Mr. Roberts serves   as  Chairman  of the  Board
MCI WORLDCOM, Inc.              of   MCI  WorldCom.  Mr.  Roberts  served  as  a
1801 Pennsylvania               director of MCI  WorldCom  since the MCI Merger.
Washington, D.C. 20006          He was a director  of MCI until the MCI  Merger.
U.S.A.                          From  1992  until  the  MCI  Merger, Mr. Roberts
                                served  as  Chairman  of  the Board of  MCI. Mr.
                                Roberts was Chief  Executive Officer of MCI from
                                December 1991 to November 1996. He was President
                                and Chief Operating Officer of MCI from  October
                                1985 to  June 1992 and  President  of  MCIT from
                                May 1982 to June 1998. Mr. Roberts is a director
                                of The News Corporation Limited, Telefonica   de
                                Espana,  S.A.  ("Telefonica")     and    Valence
                                Technology, Inc.

JOHN W. SIDGMORE                Mr.  Sidgmore  serves as  Vice  Chairman  of the
MCI WORLDCOM, Inc.              Board of MCI WorldCom.  Mr. Sidgmore has  been a
3060 Williams Drive             director  of MCI  WorldCom  since the MFS Merger
Fairfax, VA  22301              and has served as a director of MFS since August
U.S.A.                          1996. From the MFS Merger until the MCI  Merger,
                                Mr.  Sidgmore  served  as  Vice  Chairman of the
                                Board   and  Chief  Operations  Officer  of  MCI
                                WorldCom. Mr. Sidgmore  was  President and Chief
                                Operating Officer of MFS from August  1996 until
                                the MFS Merger. He was Chief  Executive  Officer
                                of UUNET Technologies, Inc.  ("UUNET") from June
                                1994 to October 1998, and   President  of  UUNET
                                from June 1994 to August  1996 and  from January
                                1997 to September 1997. Mr. Sidgmore has been a director of UUNET since June 1994. From 1989 to 1994, he was President and Chief Executive
                                Officer of CSC Intelicom, a telecommunications software company. Mr. Sidgmore is a director of Saville Systems PLC.

SCOTT D. SULLIVAN               Mr.   Sullivan  has  been  a  director  of   MCI
                                WorldCom  since  1996.  Mr.  Sullivan  serves as
                                Chief  Financial  Officer  and  Secretary of MCI
                                From the ATC Merger  until  December  1994,  Mr.
                                Sullivan served as Vice  President and Assistant
                                Treasurer of MCI WorldCom. From 1989 until 1992,
                                Mr. Sullivan served as an executive  officer  of
                                two   long-distance  companies,  including  ATC.
                                From 1983 to 1989, Mr. Sullivan served in various capacities with KPMG LLP.


LAWRENCE C. TUCKER              Mr. Tucker has been a  general  partner of Brown
Brown Brothers Harriman & Co.   Brothers  Harriman & Co.,  a   private   banking
59 Wall Street                  firm, since 1979.  Mr. Taylor is also a director
New York, NY  10005             of Riverwood International Corporation, National
U.S.A.                          Healthcare Corporation,  World Access,  Inc. and
                                VAALCO Energy, Inc. Mr. Taylor has served as a director of MCI WorldCom since May 1995, and previously served as a director of MCI
                                WorldCom from May 28, 1992 until the ATC Merger.


JUAN VILLALONGA                Mr. Villalonga has  served  as the  Chairman  and
(citizen of Spain)             Chief Executive Officer of Telefonica, a provider
Telefonica de Espana, S.A      of telecommunications  services in Spain,   since
Gran Via 28, 9th floor         1996.  He has  been  a director  of MCI  WorldCom
28013  Madrid                  since  November  1998  pursuant  to  a  Strategic
Spain                          Alliance Agreement among  Telefonica, MCI and MCI
                               WorldCom.   Mr. Villalonga was previously the CEO
                               of Bankers Trust Spain and  Portugal,  the  Chief
                               Executive Officer of CS First Boston in Spain and a partner at Kinsey & Co., a consulting firm, for nine years.

---------------------------                            -------------------------
 CUSIP No. 501810 10 5               Schedule 13D         Page 13 of 13 Pages
---------------------------                            -------------------------

     Directors and Executive Officers of the Purchaser. Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of the Purchaser. The principal address of the Purchaser and, unless otherwise indicated below, the current business address for each individual listed below is 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20549, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with the Purchaser.

CHARLES T. CANNADA              Assistant Secretary  and  Director.  Mr. Cannada
MCI WORLDCOM, Inc.              serves  as   Senior  Vice  President,  Corporate
500 Clinton Center Drive        Development of  MCI WorldCom.  Prior to assuming
Clinton, Mississippi 39056      this   position  in  January  1995,  Mr. Cannada
U.S.A.                          served as Treasurer and  Chief Financial Officer
                                of MCI WorldCom. He joined MCI WorldCom in 1989.
                                He is also a director of Nova Corporation, since
                                May 1998, and of WAM!NET, Inc.,  since September
                                1998.

BERNARD J. EBBERS               Director.  See description above.
MCI WORLDCOM, Inc.
500 Clinton Center Drive
Clinton, Mississippi 39056
U.S.A.

TIMOTHY F. PRICE                President.  See description above.

BERT C. ROBERTS, JR.            Chairman and Director.  See description above.

MICHAEL H. SALSBURY             Executive  Vice  President,  Secretary,  General
                                Counsel and  Director.   Mr. Salsbury  has  been
                                General  Counsel of MCI WorldCom  since  the MCI
                                Merger.   Previously,   he  was  Executive  Vice
                                President, Secretary and General Counsel of MCI.

SCOTT D. SULLIVAN               Chief Financial Officer, Treasurer and Assistant
MCI WORLDCOM, Inc.              Secretary.  See description above.
500 Clinton Center Drive
Clinton, Mississippi 39056
U.S.A.